EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

August 28, 2018

AVINO ANNOUNCES COMMENCEMENT OF DRILLING AT BRALORNE AND EXPLORATION UPDATE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; "Avino" or "the Company") is pleased to announce an update on its recently announced 2018 - 2019 strategic exploration objectives for the Bralorne Gold Mine located near Gold Bridge, British Columbia. The Company is using the gross proceeds of CDN $6,000,000 raised from the Flow-Through shares offering which closed on April 27, 2018 to fund the exploration work. The news release dated April 27, 2018 describing the offer may be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and was also filed with the SEC on Form 6-K. In addition, the Company also announces that it has granted incentive Stock options and Restricted Share Units under its Stock Option and Restricted Share Unit Plans to its directors, officers, employees and consultants; the details of which are provided in this news release.

“We are pleased to provide an update on the progress at the Bralorne property. The strategic exploration which commenced in June of this year is well underway and is the most comprehensive exploration program in the mine’s 100+ year history. The program includes a 28,000 metre drill program which commenced late last week” said David Wolfin, President and CEO. “We are thrilled to be utilizing industry experts and current state-of-the-art technology to maximize the potential for success in finding new veins and potentially, new economic mineralized zones.”

The exploration strategy includes the following steps:

1.	Structural Modelling and Geological Mapping
2.	Airborne and Ground Geophysics Surveys
3.	Geochemical Sampling; and
4.	Significant Drilling Campaign

Structural Modelling and Geological Mapping

In June 2018 a team of expert structural geoscientists completed a one month study that evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and structural model identifying veining along with target recommendations. Final results and a report on the study have been completed and received. The analysis has resulted in an improved understanding of the structural fabric of the area and has formed an integral component for targeting exploration drilling. It is planned that a follow up, phase two structural study will be performed at the end of September which will incorporate geophysical data gathered and dovetail with the drilling campaign.

Avino Silver & Gold Mines Ltd. – August 28, 2018

Avino Announces Commencement of Drilling at Bralorne and Exploration Update

Airborne and Ground Geophysics Surveys

Existing geophysical data on the Bralorne property is historic and dated and was compiled using methods and technology that has limited current use. As an aid to the structural and geological modeling, as well as greatly assisting with targeting, current state-of-the-art geophysical surveys are on-going and have largely been completed. The program has included:

AIRBORNE GEOPHYSICS

•	Magnetic Survey

•	Used to map bedrock geology and fault structures

•	Radiometric Survey

•	Used to map alteration and target Cobalt-Gold mineralization

•	Helicopter to fly survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property
•	Performed by Precision GeoSurveys (Langley, BC)

GROUND GEOPHYSICS

•	2D Seismic Reflection - Frontier Geosciences Inc. (Vancouver)
•	Trial survey to test targeting methods
•	Three lines planned
•	Targeting vein structures

•	King Deeps - Feeder Structure
•	Pioneer 27 & Main Vein Extensions

Geochemical Sampling

A comprehensive geochemical sampling program has commenced and is set to be completed by the end of August. With an interest in co-product elements such as cobalt, a small-scale program is planned as a first pass assessment of the potential for Cobalt-Gold mineralization, similar to The Little Gem Cobalt project which is owned by Blackstone Minerals (ASX:BSX), and which occurs 9 km northwest of the Bralorne property. This sampling includes multi-element ICP Analysis which has not been previously collected on the property. The initial plan is to collect and analyze approximately 100 stream sediment samples which may be expanded depending upon the results and success of this stage.

Avino Silver & Gold Mines Ltd. – August 28, 2018

Avino Announces Commencement of Drilling at Bralorne and Exploration Update

Drilling Campaign

The extensive drilling campaign has commenced and is focusing on veins and targets that have been identified, and test new areas that Avino has not explored. The program details are as follows:

•	Approximately CDN $5,000,000 to be spent on exploration drilling
•	Approximately 28,000 metres of drilling
•	2 Drill Rigs to be in operation
•	Drill program to be completed within 9 months
•	Exploration Drilling - 2 types

•	Drilling for potential new discoveries on new and underexplored veins
•	Drilling to potentially increase Inferred Resource

Qualified Person(s)

Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

Restricted Share Unit and Option Grant

Avino has upon the recommendations of its Compensation Committee, granted an aggregate of 497,500 incentive stock options (the “Stock Options”) under its Stock Option Plan, and 1,081,500 Restricted Share Units (“RSUs”) under the Restricted Share Unit Plan to its directors, officers, employees and consultants. Both the Stock Option Plan and Restricted Share Unit Plan have been previously approved by shareholders, and no further approval from shareholders is required for these grants.

The Stock Options are exercisable for up to five years at a price of $1.30 per share and will be vested in stages over a 12 month period with no more than 1/4 of the options vesting in any three month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested. The Stock Options and the RSUs are non transferable.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Avino Silver & Gold Mines Ltd. – August 28, 2018

Avino Announces Commencement of Drilling at Bralorne and Exploration Update

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.